UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 8-K CURRENT REPORT Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934 Date of Report (date of earliest event reported): October 29, 2024 Camden National Corporation (Exact name of registrant as specified in its charter) Maine 01-28190 01-0413282 (State or other jurisdiction of incorporation) (Commission File Number) (IRS Employer Identification No.) Two Elm Street Camden Maine 04843 (Address of principal executive offices) (Zip Code) Registrant's telephone number, including area code: (207) 236-8821 Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions: ☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425) ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)) Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol(s) Name of each exchange on which registered Common Stock, without par value CAC The NASDAQ Stock Market LLC Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging Growth Company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. o

Item 2.02 Results of Operations and Financial Condition. Camden National Corporation (the “Company” or “Camden”) issued a press release on October 29, 2024 announcing earnings for the fiscal quarter ended September 30, 2024. A copy of the press release is attached hereto as Exhibit 99.1. This information is being furnished pursuant to Item 2.02, and the information contained therein shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act of 1933. Item 9.01 Financial Statements and Exhibits. (d) The following exhibits are filed with this Report: Exhibit No. Description 99.1 Press Release Announcing Earnings for the Fiscal Quarter Ended September 30, 2024. 101 Cover Page Interactive Data - the cover page XBRL tags are embedded within the Inline XBRL document. 104 Cover Page Interactive Data File - Included in Exhibit 101. Forward-Looking Statements This Current Report on Form 8-K and the exhibits filed herewith may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements about Camden’s beliefs, plans, strategies, predictions, forecasts, objectives, intentions, assumptions or expectations are not historical facts and may be forward-looking. These include, but are not limited to, statements regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; Camden’s estimates of future costs and benefits of the actions it may take; Camden’s assessments of probable losses on loans; Camden’s assessments of interest rate and other market risks; Camden’s ability to achieve its financial and other strategic goals; the expected timing of completion of the proposed transaction with Northway Financial, Inc. (“Northway”); the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts. Forward-looking statements are often, but not always, identified by such words as “believe,” “expect,” “anticipate,” “can,” “could,” “may,” “predict,” “potential,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which may change over time. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Camden and Northway. Such statements are based upon the current beliefs and expectations of the management of Camden and Northway and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the reaction to the transaction of the companies’ customers, employees and counterparties; customer disintermediation; inflation; expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with Camden’s and Northway’s respective businesses, customers, borrowings, repayment, investment, and deposit practices; general economic conditions, either nationally or in the market areas in which Camden and Northway operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks. Certain risks and important factors that could affect Camden’s future results are identified in its Annual Report on Form 10-K for the year ended December 31, 2023 and other reports filed with the Securities and Exchange Commission, including among other things under the heading “Risk Factors” in such Annual Report on Form 10-K. These risks and uncertainties are not exhaustive. Other sections of such reports describe additional factors that could affect Camden’s business and financial performance. Any forward-looking statement speaks only as of the date on which it is made, and Camden undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise.

Additional Information and Where to Find It This communication is being made in respect of the proposed merger transaction involving Camden and Northway. Camden filed a registration statement on Form S-4 with the SEC, which includes a preliminary proxy statement of Northway and a preliminary prospectus of Camden, each subject to completion or amendment, and Camden will file other documents regarding the proposed transaction with the SEC. The registration statement has not yet become effective. A definitive proxy statement/prospectus will be sent to Northway stockholders seeking the required stockholder approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF NORTHWAY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The documents filed by Camden with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Camden may be obtained free of charge under the “Investor Relations” section of Camden’s website at http://www.camdennational.bank. Alternatively, these documents, when available, can be obtained free of charge from Camden upon written request to Camden National Corporation, Attn: Corporate Secretary, 2 Elm Street, Camden, Maine 04843. Participants in Solicitation Camden, Northway, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Camden’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 5, 2024, and certain other documents filed by Camden with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials when filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph. SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized. Dated: October 29, 2024 CAMDEN NATIONAL CORPORATION (Registrant) By: /s/ MICHAEL R. ARCHER Michael R. Archer Chief Financial Officer and Principal Financial & Accounting Officer

CONTACT: Michael Archer Executive Vice President Chief Financial Officer Camden National Corporation (800) 860-8821 marcher@CamdenNational.bank FOR IMMEDIATE RELEASE Camden National Corporation Reports Third Quarter 2024 Earnings of $13.1 Million and Diluted EPS of $0.90 Net Interest Margin Expansion and Robust Asset Quality Drive a Strong Quarter CAMDEN, Maine, October 29, 2024/PRNewswire/--Camden National Corporation (NASDAQ: CAC; “Camden National” or the “Company”) today reported earnings for the quarter ended September 30, 2024 of $13.1 million and diluted earnings per share ("EPS") of $0.90, an increase of 9% and 11%, respectively, over the second quarter of 2024. The release of the Company’s quarterly financial results follows its September 10, 2024, announcement of the pending merger with Northway Financial, Inc. (“Northway”), the parent company of Northway Bank, which is subject to Northway shareholder and customary regulatory approvals. The merger will create a combined franchise with 74 branches serving attractive markets throughout a contiguous footprint in New Hampshire and Maine, with approximately $7.0 billion in assets, $5.1 billion in loans, $5.5 billion in deposits, and $2.0 billion of Assets Under Administration (AUA) as of June 30, 2024. On a combined basis, the merger is expected to be approximately 19.9% accretive to Camden National’s 2025 earnings per share and 32.7% accretive to Camden National’s 2026 earnings per share. Excluding merger and acquisition costs incurred through September 30, 2024, on a non-GAAP basis, net income for the third quarter of 2024 was $13.6 million, and core EPS was $0.94, an increase of 14% and 16%, respectively, over the second quarter of 2024. “The pending merger we announced just last month marks an important step in our journey to expand in a contiguous market with a bank that shares a similar culture, consistent credit and risk profiles, and a deep commitment to our communities,” said Simon Griffiths, president and chief executive officer of Camden National Corporation. Regarding the Company’s third-quarter financial results, Griffiths commented, “Our outstanding results are driven by strong momentum, complemented by our continued exceptional credit and risk management and robust capital positions. We are confident that our strategic investments in talent, technology, products, and services will continue to benefit us as macroeconomic conditions improve.” For the nine months ended September 30, 2024, the Company reported net income of $38.3 million and diluted EPS of $2.62, compared to $34.9 million and $2.39, respectively, for the nine months ended September 30, 2023.

On a non-GAAP basis, core net income for the nine months ended September 30, 2024 was $38.2 million and core EPS was $2.61, compared to $40.6 million and $2.77, respectively, for the same period in 2023. THIRD QUARTER 2024 HIGHLIGHTS • Our net interest margin for the third quarter of 2024 was 2.46%, an increase of 10 basis points over the second quarter of 2024. • For the third quarter of 2024, our return on average assets was 0.91%, our return on average equity was 10.04% and, on a non-GAAP basis, our return on average tangible equity was 12.40%. Excluding merger and acquisition costs, on a non-GAAP basis, our core return on average assets was 0.95% and core return on average tangible equity was 12.94%. • Our asset quality continues to be very strong, highlighted by loans 30-89 days past due improving since June 30, 2024, by 2 basis points to 0.03% of total loans, and non-performing loans improving by 6 basis points in the third quarter to 0.17% of total loans at September 30, 2024. • Our capital position remained strong with regulatory capital ratios well in excess of required regulatory levels. As of September 30, 2024, our common equity ratio was 9.22% and, on a non-GAAP basis, our tangible common equity ratio was 7.69%, an increase of 34 basis points and 35 basis points, respectively, since June 30, 2024. FINANCIAL CONDITION As of September 30, 2024 and June 30, 2024, total assets were $5.7 billion. Investments totaled $1.2 billion on September 30, 2024, an increase of 2% since June 30, 2024. Our strategy throughout the year has been primarily to redeploy investment cash flows to fund loan growth at current market interest rates to maximize our earning-asset yield and support net interest margin expansion. In the third quarter of 2024, the increase in investment balances was driven by the change in the interest rate environment that resulted in a $22.4 million increase in the fair value of our available-for-sale (“AFS”) investment portfolio. As of September 30, 2024 and June 30, 2024, the duration of the Company's securities was 5.3 years and 5.5 years, respectively, and specifically, the AFS investment portfolio duration at September 30, 2024 and June 30, 2024 was 4.3 years and 4.5 years, respectively. Loans totaled $4.1 billion on September 30, 2024, a decrease of $22.6 million since June 30, 2024. The decrease in loan balances for the third quarter of 2024 was driven by a 7% decrease in our commercial loans due to a few larger loan payoffs. In the third quarter of 2024, we sold 64% of our residential mortgage production, an increase from 52% in the second quarter of 2024. Overall, our loan pipelines continue to be solid and see activity within our markets across both retail and commercial customers. As of September 30, 2024, our committed loan pipeline totaled $109.3 million. Asset quality continues to be a strength of the Company’s financial position. We continue to review our loan portfolio for any potential concerns and, to-date, we have not identified any signs of systemic stress or increased risks as of September 30, 2024. On September 30, 2024, loans 30-89 days past due were 0.03% of total loans, a decrease of 2 basis points from June 30, 2024. Annualized net charge-offs for the third quarter of 2024 decreased by 1 basis point from the second quarter of 2024 to 0.03% of average loans. The Company’s allowance for credit losses ("ACL") on loans was 0.86% as of September 30, 2024 and June 30, 2024. On September 30, 2024, the ACL was 5.1 times the total non-performing loans, compared to 3.7 times as of June 30, 2024.

Deposits totaled $4.6 billion on September 30, 2024, an increase of 1% since June 30, 2024. During the third quarter of 2024, on a non-GAAP basis, core deposits grew 2% as we benefited from normal seasonal deposit inflows during the summer months within our markets, as well as benefited from 8% savings deposits growth primarily due to the introduction of a high-yield savings product earlier in 2024. On September 30, 2024, uninsured and uncollateralized1 deposits accounted for 15.3% of total deposits, and available liquidity sources were 2.0 times uninsured and uncollateralized deposits. In August 2024, we prepaid our remaining Bank Term Funding Program ("BTFP") borrowings of $170.0 million and entered into two interest rate swaps on $150.0 million of borrowings to reduce borrowing costs and extend the term of our borrowings. In doing so, we refinanced borrowings and lowered the rate from 4.76% to 4.09%. As of September 30, 2024, the Company's regulatory capital ratios were each well in excess of regulatory capital requirements. The Company's common equity ratio was 9.22%, and, on a non-GAAP basis, its tangible common equity ratio was 7.69%, compared to 8.88% and 7.34%, respectively, at June 30, 2024. The Company announced a cash dividend of $0.42 per share, representing an annualized dividend yield of 4.07%, based on the Company's closing share price of $41.32 as reported by NASDAQ on September 30, 2024, payable on October 31, 2024, to shareholders of record on October 15, 2024. The Company did not repurchase any shares of its common stock during the third quarter of 2024. Through the nine months ended September 30, 2024, it repurchased 50,000 shares of its common stock at an average price of $32.19 per share. FINANCIAL OPERATING RESULTS (Q3 2024 vs. Q2 2024) Net income for the third quarter of 2024 was $13.1 million, an increase of $1.1 million, or 9%, compared to the second quarter of 2024. The increase was driven by the increase in net interest income of 4% between periods. Excluding merger and acquisition costs associated with the announced acquisition of Northway in September 2024, on a non-GAAP basis, core net income for the third quarter of 2024 increased $1.7 million, or 14%, over the second quarter of 2024. Net interest income for the third quarter of 2024 was $33.6 million, an increase of $1.4 million, or 4%, compared to the second quarter of 2024. The increase was driven by the 10 basis point margin expansion between periods to 2.46% for the third quarter of 2024. Provision expense of $239,000 was recorded for the third quarter of 2024, consisting of provision for loan losses of $283,000 and a credit for unfunded commitments of $44,000. The Company maintained an ACL to loans coverage ratio of 0.86% for the third quarter of 2024, consistent with the second quarter of 2024. Non-interest income for the third quarter of 2024 was $11.4 million, an increase of $761,000, or 7%, over the second quarter of 2024. The increase between periods was driven by (1) an increase in mortgage banking income of $457,000 as the Company sold $62.4 million of residential mortgages in the third quarter of 2024, an increase of 17%, and the positive change in fair value on loans held for sale and loan pipelines; (2) an increase in back-to-back loan swap fee income of $133,000; and (3) an increase in debit card income of $100,000. Non-interest expense for the third quarter of 2024 was $28.9 million, an increase of $1.6 million, or 6%, compared to the second quarter of 2024. The primary drivers for the increase were: (1) an increase in salaries and employee benefits of $944,000, which was driven by an increase in headcount due to seasonal and strategic hires, an increase in incentive accruals, and a one-time increase in employer-related taxes; and (2) merger and acquisition costs associated with the announced acquisition of Northway in September 2024 of $727,000. The increases were 1 Uncollateralized deposits are customer deposits for which the Company has not pledged any of its assets, including investment securities, or provided any other type of guarantee partially offset by lower consulting and professional fees of $361,000, driven by the timing of annual director equity grants in the second quarter of each year. Our GAAP efficiency ratio for the third quarter of 2024 was 64.23% and non-GAAP efficiency ratio was 62.39%, compared to 63.77% and 63.53% for the second quarter of 2024, respectively. Q3 2024 CONFERENCE CALL Camden National Corporation will host a conference call and webcast at 3:00 p.m., Eastern Time, on Tuesday, October 29, 2024 to discuss its third quarter 2024 financial results and outlook. Participants should dial into the call 10 - 15 minutes before it begins. Information about the conference call is as follows: Live dial-in (Domestic): (833) 470-1428 Live dial-in (All other locations): (929) 526-1599 Participant access code: 504894 Live webcast: https://events.q4inc.com/attendee/685424551 A link to the live webcast will be available on Camden National's website under "About — Investor Relations" at CamdenNational.bank prior to the meeting, and a replay of the webcast will be available on Camden National’s website following the conference call. The transcript of the conference call will also be available on Camden National's website approximately two days after the conference call. ABOUT CAMDEN NATIONAL CORPORATION Camden National Corporation (NASDAQ: CAC) is Northern New England's largest publicly traded bank holding company, with $5.7 billion in assets. Founded in 1875, Camden National Bank has 57 branches in Maine and New Hampshire, is a full-service community bank offering the latest digital banking, complemented by award-winning, personalized service. Additional information is available at CamdenNational.bank. Member FDIC. Equal Housing Lender. Comprehensive wealth management, investment, and financial planning services are delivered by Camden National Wealth Management. FORWARD-LOOKING STATEMENTS Certain statements contained in this press release that are not statements of historical fact constitute forward- looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including certain plans, expectations, goals, projections, and other statements, which are subject to numerous risks, assumptions, and uncertainties. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.” Certain factors that could cause actual results to differ materially from expected results include increased competitive pressures; inflation; ongoing competition in labor markets and employee turnover; deterioration in the value of Camden National's investment securities; changes in consumer spending and savings habits; changes in the interest rate environment; changes in general economic conditions; operational risks including, but not limited to, cybersecurity, fraud, pandemics and natural disasters; legislative and regulatory changes that adversely affect the business in which Camden National is engaged; turmoil and volatility in the financial services industry, including failures or rumors of failures of other depository institutions which could affect Camden National's ability to attract and retain depositors, and could affect the ability of financial services providers, including the Company, to borrow or raise capital; actions taken by governmental agencies to stabilize the financial system and the effectiveness of such actions; changes to regulatory capital requirements in response to recent developments affecting the banking sector; changes in the securities markets and other risks and uncertainties disclosed from time to time in Camden National’s Annual Report on Form 10-K for the year ended December 31, 2023, as updated by other filings with the Securities and Exchange Commission ("SEC"). Further, statements regarding the potential effects of the war in Ukraine, conflict in the Middle East and other notable and global current events on the Company's business, financial condition, liquidity and results of operations may constitute forward-looking statements and are subject to the risk that the actual effects may differ, possible materially, from what is reflected in those forward-looking statements due to factors and future developments that are uncertain, unpredictable and in many cases beyond the Company's control. Camden National does not have any obligation to update forward-looking statements. USE OF NON-GAAP MEASURES In addition to evaluating the Company's results of operations in accordance with generally accepted accounting principles in the United States ("GAAP"), management supplements this evaluation with certain non-GAAP financial measures such as: core net income; core diluted earnings per share; core return on average assets; core return on average equity; pre-tax, pre-provision income; return on average tangible equity and core return on average tangible equity; the efficiency and tangible common equity ratios; tangible book value per share; core deposits and average core deposits. Management utilizes these non-GAAP financial measures for purposes of measuring our performance against our peer group and other financial institutions and analyzing our internal performance. We also believe these non-GAAP financial measures help investors better understand the Company's operating performance and trends and allow for better performance comparisons to other financial institutions. In addition, these non-GAAP financial measures remove the impact of unusual items that may obscure trends in the Company's underlying performance. These disclosures should not be viewed as a substitute for GAAP operating results, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other financial institutions. Reconciliations to the comparable GAAP financial measures can be found in this document. ANNUALIZED DATA Certain returns, yields and performance ratios are presented on an “annualized” basis. This is done for analytical and decision-making purposes to better discern underlying performance trends when compared to full-year or year-over-year amounts. Annualized data may not be indicative of any four-quarter period and is presented for illustrative purposes only.

Selected Financial Data
(unaudited)

(In thousands, except number of shares and per share data)	At or For The Three Months Ended			At or For The Nine Months Ended	
	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Financial Condition Data					
Loans	$ 4,116,729	$ 4,139,361	$ 4,058,413	$ 4,116,729	$ 4,058,413
Total assets	5,745,180	5,724,380	5,779,675	5,745,180	5,779,675
Deposits	4,575,226	4,514,020	4,678,406	4,575,226	4,678,406
Shareholders' equity	529,900	508,286	463,298	529,900	463,298
Operating Data and Per Share Data					
Net income	$ 13,073	$ 11,993	$ 9,787	$ 38,338	$ 34,903
Core net income (non-GAAP)[1]	13,647	11,993	14,002	38,193	40,570
Pre-tax, pre-provision income (non-GAAP)[1]	16,093	15,519	11,449	45,845	45,087
Diluted EPS	0.90	0.81	0.67	2.62	2.39
Core diluted EPS (non-GAAP)[1]	0.94	0.81	0.96	2.61	2.77
Profitability Ratios					
Return on average assets	0.91 %	0.84 %	0.68 %	0.89 %	0.82 %
Core return on average assets (non-GAAP)[1]	0.95 %	0.84 %	0.97 %	0.89 %	0.95 %
Return on average equity	10.04 %	9.60 %	8.25 %	10.13 %	10.00 %
Core return on average equity (non-GAAP)[1]	10.48 %	9.60 %	11.80 %	10.09 %	11.63 %
Return on average tangible equity (non-GAAP)[1]	12.40 %	11.96 %	10.48 %	12.60 %	12.72 %
Core return on average tangible equity (non-GAAP)[1]	12.94 %	11.96 %	14.94 %	12.55 %	14.77 %
GAAP efficiency ratio	64.23 %	63.77 %	69.60 %	64.58 %	63.82 %
Efficiency ratio (non-GAAP)[1]	62.39 %	63.53 %	60.63 %	63.78 %	60.87 %
Net interest margin (fully-taxable equivalent)	2.46 %	2.36 %	2.39 %	2.37 %	2.44 %
Asset Quality Ratios					
ACL on loans to total loans	0.86 %	0.86 %	0.90 %	0.86 %	0.90 %
Non-performing loans to total loans	0.17 %	0.23 %	0.16 %	0.17 %	0.16 %
Loans 30-89 days past due to total loans	0.03 %	0.05 %	0.09 %	0.03 %	0.09 %
Annualized net charge-offs to average loans	0.03 %	0.04 %	0.01 %	0.03 %	0.03 %
Capital Ratios					
Common equity ratio	9.22 %	8.88 %	8.02 %	9.22 %	8.02 %
Tangible common equity ratio (non-GAAP)[1]	7.69 %	7.34 %	6.47 %	7.69 %	6.47 %
Tier 1 leverage capital ratio	9.84 %	9.64 %	9.35 %	9.84 %	9.35 %
Total risk-based capital ratio	14.85 %	14.46 %	14.19 %	14.85 %	14.19 %

(1) This is a non-GAAP measure, please see "Reconciliation of non-GAAP to GAAP Financial Measures (unaudited).

Consolidated Statements of Condition Data
(unaudited)

(In thousands)	September 30, 2024	June 30, 2024	September 30, 2023	% Change Sep 2024 vs. Jun 2024	% Change Sep 2024 vs. Sep 2023
ASSETS					
Cash, cash equivalents and restricted cash	$ 139,512	$ 105,560	$ 211,514	32 %	(34)%
Investments:					
Trading securities	5,141	4,959	4,195	4 %	23 %
Available-for-sale securities, at fair value	603,211	579,534	589,003	4 %	2 %
Held-to-maturity securities, at amortized cost	526,251	533,600	549,961	(1)%	(4)%
Other investments	22,513	17,105	14,459	32 %	56 %
Total investments	1,157,116	1,135,198	1,157,618	2 %	— %
Loans held for sale, at fair value	11,706	14,321	11,187	(18)%	5 %
Loans:					
Commercial real estate	1,707,923	1,697,979	1,653,288	1 %	3 %
Commercial	382,507	409,682	400,031	(7)%	(4)%
Residential real estate	1,762,395	1,768,357	1,752,401	— %	1 %
Consumer and home equity	263,904	263,343	252,693	— %	4 %
Total loans	4,116,729	4,139,361	4,058,413	(1)%	1 %
Less: allowance for credit losses on loans	(35,414)	(35,412)	(36,407)	— %	(3)%
Net loans	4,081,315	4,103,949	4,022,006	(1)%	1 %
Goodwill and core deposit intangible assets	95,251	95,390	95,816	— %	(1)%
Other assets	260,280	269,962	281,534	(4)%	(8)%
Total assets	**$ 5,745,180**	**$ 5,724,380**	**$ 5,779,675**	**— %**	**(1)%**
LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities					
Deposits:					
Non-interest checking	$ 940,702	$ 921,605	$ 1,023,239	2 %	(8)%
Interest checking	1,445,828	1,465,560	1,579,991	(1)%	(8)%
Savings and money market	1,466,541	1,399,464	1,389,180	5 %	6 %
Certificates of deposit	553,481	576,563	552,111	(4)%	— %
Brokered deposits	168,674	150,828	133,885	12 %	26 %
Total deposits	4,575,226	4,514,020	4,678,406	1 %	(2)%
Short-term borrowings	516,336	552,606	470,140	(7)%	10 %
Junior subordinated debentures	44,331	44,331	44,331	— %	— %
Accrued interest and other liabilities	79,387	105,137	123,500	(24)%	(36)%
Total liabilities	**5,215,280**	**5,216,094**	**5,316,377**	**— %**	**(2)%**
Commitments and Contingencies					
Shareholders' Equity					
Common stock, no par value	116,072	115,543	114,842	— %	1 %
Retained earnings	500,927	493,974	478,664	1 %	5 %
Accumulated other comprehensive loss:					
Net unrealized loss on debt securities, net of tax	(91,349)	(110,308)	(139,228)	(17)%	(34)%
Net unrealized gain on cash flow hedging derivative instruments, net of tax	4,506	9,327	9,343	(52)%	(52)%
Net unrecognized loss on postretirement plans, net of tax	(256)	(250)	(323)	2 %	(21)%
Total accumulated other comprehensive loss	(87,099)	(101,231)	(130,208)	(14)%	(33)%
Total shareholders' equity	**529,900**	**508,286**	**463,298**	**4 %**	**14 %**
Total liabilities and shareholders' equity	**$ 5,745,180**	**$ 5,724,380**	**$ 5,779,675**	**— %**	**(1)%**

Consolidated Statements of Income Data
(unaudited)

(In thousands, except per share data)	For The Three Months Ended September 30, 2024	June 30, 2024	September 30, 2023	% Change Sep 2024 vs. Jun 2024	% Change Sep 2024 vs. Sep 2023
Interest Income					
Interest and fees on loans	$ 55,484	$ 53,422	$ 50,115	4 %	11 %
Taxable interest on investments	6,622	6,807	5,814	(3)%	14 %
Nontaxable interest on investments	462	461	748	— %	(38)%
Dividend income	389	521	302	(25)%	29 %
Other interest income	764	951	690	(20)%	11 %
Total interest income	63,721	62,162	57,669	3 %	10 %
Interest Expense					
Interest on deposits	25,051	24,169	20,969	4 %	19 %
Interest on borrowings	4,549	5,285	3,577	(14)%	27 %
Interest on junior subordinated debentures	534	524	539	2 %	(1)%
Total interest expense	30,134	29,978	25,085	1 %	20 %
Net interest income	33,587	32,184	32,584	4 %	3 %
Provision (credit) for credit losses	239	650	(574)	(63)%	(142)%
Net interest income after provision (credit) for credit losses	33,348	31,534	33,158	6 %	1 %
Non-Interest Income					
Debit card income	3,169	3,069	3,130	3 %	1 %
Service charges on deposit accounts	2,168	2,113	2,040	3 %	6 %
Income from fiduciary services	1,817	1,870	1,641	(3)%	11 %
Brokerage and insurance commissions	1,414	1,441	1,217	(2)%	16 %
Mortgage banking income, net	973	516	583	89 %	67 %
Bank-owned life insurance	709	694	644	2 %	10 %
Net loss on sale of securities	—	—	(5,335)	— %	N.M.
Other income	1,156	942	1,152	23 %	— %
Total non-interest income	11,406	10,645	5,072	7 %	125 %
Non-Interest Expense					
Salaries and employee benefits	16,545	15,601	14,744	6 %	12 %
Furniture, equipment and data processing	3,578	3,497	3,382	2 %	6 %
Net occupancy costs	1,890	1,981	1,804	(5)%	5 %
Debit card expense	1,368	1,311	1,318	4 %	4 %
Consulting and professional fees	788	1,149	897	(31)%	(12)%
Regulatory assessments	784	813	861	(4)%	(9)%
Merger and acquisition costs	727	—	—	N.M.	N.M.
Amortization of core deposit intangible assets	139	139	148	— %	(6)%
Other real estate owned and collection costs, net	94	47	(34)	100 %	(376)%
Other expenses	2,987	2,772	3,087	8 %	(3)%
Total non-interest expense	28,900	27,310	26,207	6 %	10 %
Income before income tax expense	15,854	14,869	12,023	7 %	32 %
Income Tax Expense	2,781	2,876	2,236	(3)%	24 %
Net Income	**$ 13,073**	**$ 11,993**	**$ 9,787**	**9 %**	**34 %**
Per Share Data					
Basic earnings per share	$ 0.90	$ 0.82	$ 0.67	10 %	34 %
Diluted earnings per share	$ 0.90	$ 0.81	$ 0.67	11 %	34 %

N.M. = Not meaningful

Consolidated Statements of Income Data
(unaudited)

(In thousands, except per share data)	For the Nine Months Ended September 30, 2024	For the Nine Months Ended September 30, 2023	% Change Sep 2024 vs. Sep 2023
Interest Income			
Interest and fees on loans	$ 160,615	$ 144,092	11 %
Taxable interest on investments	20,456	17,629	16 %
Nontaxable interest on investments	1,388	2,273	(39)%
Dividend income	1,222	788	55 %
Other interest income	2,385	1,667	43 %
Total interest income	186,066	166,449	12 %
Interest Expense			
Interest on deposits	72,398	56,046	29 %
Interest on borrowings	15,032	9,249	63 %
Interest on junior subordinated debentures	1,592	1,600	(1)%
Total interest expense	89,022	66,895	33 %
Net interest income	97,044	99,554	(3)%
(Credit) provision for credit losses	(1,213)	1,531	(179)%
Net interest income after (credit) provision for credit losses	98,257	98,023	— %
Non-Interest Income			
Debit card income	9,104	9,147	— %
Service charges on deposit accounts	6,308	5,737	10 %
Income from fiduciary services	5,436	5,016	8 %
Brokerage and insurance commissions	4,094	3,462	18 %
Mortgage banking income, net	2,297	1,889	22 %
Bank-owned life insurance	2,086	1,849	13 %
Net loss on sale of securities	—	(5,335)	N.M.
Other income	3,048	3,283	(7)%
Total non-interest income	32,373	25,048	29 %
Non-Interest Expense			
Salaries and employee benefits	48,100	44,605	8 %
Furniture, equipment and data processing	10,704	9,772	10 %
Net occupancy costs	5,941	5,735	4 %
Debit card expense	3,943	3,781	4 %
Consulting and professional fees	2,797	3,327	(16)%
Regulatory assessments	2,454	2,574	(5)%
Merger and acquisition costs	727	—	N.M.
Amortization of core deposit intangible assets	417	444	(6)%
Other real estate owned and collection costs, net	151	(25)	(704)%
Other expenses	8,338	9,302	(10)%
Total non-interest expense	83,572	79,515	5 %
Income before income tax expense	47,058	43,556	8 %
Income Tax Expense	8,720	8,653	1 %
Net Income	**$ 38,338**	**$ 34,903**	**10 %**
Per Share Data			
Basic earnings per share	$ 2.63	$ 2.39	10 %
Diluted earnings per share	$ 2.62	$ 2.39	10 %

N.M. = Not meaningful

Quarterly Average Balance and Yield/Rate Analysis
(unaudited)

(Dollars in thousands)	Average Balance			Yield/Rate		
	For The Three Months Ended			For The Three Months Ended		
	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	June 30, 2024	September 30, 2023
Assets						
Interest-earning assets:						
Interest-bearing deposits in other banks and other interest-earning assets	$ 48,914	$ 50,266	$ 48,401	4.66 %	6.06 %	4.04 %
Investments - taxable	1,138,979	1,162,941	1,177,367	2.53 %	2.58 %	2.14 %
Investments - nontaxable[(1)]	61,864	61,794	102,872	3.78 %	3.78 %	3.68 %
Loans[(2)]:						
Commercial real estate	1,706,509	1,701,431	1,658,125	5.41 %	5.09 %	4.84 %
Commercial[(1)]	375,944	387,337	391,491	6.51 %	6.51 %	6.08 %
Municipal[(1)]	17,186	16,351	18,888	5.17 %	4.84 %	4.41 %
Residential real estate	1,780,665	1,772,707	1,762,860	4.53 %	4.48 %	4.18 %
Consumer and home equity	264,178	260,384	252,357	7.96 %	7.93 %	7.74 %
Total loans	4,144,482	4,138,210	4,083,721	5.29 %	5.14 %	4.85 %
Total interest-earning assets	5,394,239	5,413,211	5,412,361	4.69 %	4.58 %	4.23 %
Other assets	317,319	323,065	304,439			
Total assets	**$ 5,711,558**	**$ 5,736,276**	**$ 5,716,800**			
Liabilities & Shareholders' Equity						
Deposits:						
Non-interest checking	$ 934,403	$ 901,774	$ 1,019,450	— %	— %	— %
Interest checking	1,440,374	1,479,201	1,584,314	2.56 %	2.52 %	2.42 %
Savings	679,118	624,034	661,126	0.95 %	0.52 %	0.14 %
Money market	760,977	760,844	721,423	3.46 %	3.41 %	2.85 %
Certificates of deposit	565,063	583,282	497,301	3.85 %	3.90 %	3.05 %
Total deposits	4,379,935	4,349,135	4,483,614	2.09 %	2.05 %	1.67 %
Borrowings:						
Brokered deposits	156,618	150,799	161,623	5.25 %	5.28 %	5.07 %
Customer repurchase agreements	190,936	185,729	193,297	1.92 %	1.81 %	1.69 %
Junior subordinated debentures	44,331	44,331	44,331	4.79 %	4.75 %	4.83 %
Other borrowings	336,899	401,144	263,705	4.28 %	4.46 %	4.14 %
Total borrowings	728,784	782,003	662,956	3.90 %	4.00 %	3.70 %
Total funding liabilities	5,108,719	5,131,138	5,146,570	2.35 %	2.35 %	1.93 %
Other liabilities	84,617	102,658	99,480			
Shareholders' equity	518,222	502,480	470,750			
Total liabilities & shareholders' equity	**$ 5,711,558**	**$ 5,736,276**	**$ 5,716,800**			
Net interest rate spread (fully-taxable equivalent)				**2.34 %**	**2.23 %**	**2.30 %**
Net interest margin (fully-taxable equivalent)				**2.46 %**	**2.36 %**	**2.39 %**

(1) Reported on a tax-equivalent basis calculated using the federal corporate income tax rate of 21%, including certain commercial loans.

(2) Non-accrual loans and loans held for sale are included in total average loans.

Year-to-Date Average Balance and Yield/Rate Analysis (unaudited) Average Balance Yield/Rate For The Nine Months Ended For The Nine Months Ended (Dollars in thousands) September 30, 2024 September 30, 2023 September 30, 2024 September 30, 2023 Assets Interest-earning assets: Interest-bearing deposits in other banks and other interest-earning assets $ 47,893 $ 30,002 5.05% 4.78 % Investments - taxable 1,163,118 1,209,000 2.55% 2.09 % Investments - nontaxable(1) 62,014 104,518 3.78% 3.67 % Loans(2): Commercial real estate 1,696,882 1,658,188 5.15% 4.73 % Commercial(1) 384,402 402,331 6.35% 5.80 % Municipal(1) 16,067 17,467 4.82% 4.01 % Residential real estate 1,775,502 1,742,340 4.47% 4.01 % Consumer and home equity 260,635 253,137 7.93% 7.46 % Total loans 4,133,488 4,073,463 5.15% 4.69 % Total interest-earning assets 5,406,513 5,416,983 4.57% 4.09 % Other assets 315,387 288,783 Total assets $ 5,721,900 $ 5,705,766 Liabilities & Shareholders' Equity Deposits: Non-interest checking $ 923,207 $ 1,031,700 — % — % Interest checking 1,469,812 1,637,231 2.54% 2.23 % Savings 634,478 693,468 0.57% 0.10 % Money market 762,131 704,360 3.39% 2.51 % Certificates of deposit 577,007 409,909 3.84% 2.54 % Total deposits 4,366,635 4,476,668 2.04% 1.46 % Borrowings: Brokered deposits 146,969 206,206 5.28% 4.64 % Customer repurchase agreements 186,401 189,532 1.78% 1.42 % Junior subordinated debentures 44,331 44,331 4.80% 4.83 % Other borrowings 379,751 237,546 4.41% 4.07 % Total borrowings 757,452 677,615 3.96% 3.55 % Total funding liabilities 5,124,087 5,154,283 2.32% 1.74 % Other liabilities 92,361 84,920 Shareholders' equity 505,452 466,563 Total liabilities & shareholders' equity $ 5,721,900 $ 5,705,766 Net interest rate spread (fully-taxable equivalent) 2.25% 2.35 % Net interest margin (fully-taxable equivalent) 2.37% 2.44% (1) Reported on a tax-equivalent basis calculated using the federal corporate income tax rate of 21%, including certain commercial loans. (2) Non-accrual loans and loans held for sale are included in total average loans.

Asset Quality Data
(unaudited)

(In thousands)	At or for the Nine Months Ended September 30, 2024	At or for the Six Months Ended June 30, 2024	At or for the Three Months Ended March 31, 2024	At or for the Year Ended December 31, 2023	At or for the Nine Months Ended September 30, 2023
Non-accrual loans:					
Residential real estate	$ 2,497	$ 2,497	$ 2,473	$ 2,539	$ 2,775
Commercial real estate	130	79	205	386	92
Commercial	2,057	4,409	1,980	1,725	1,083
Consumer and home equity	666	810	1,000	798	674
Total non-accrual loans	5,350	7,795	5,658	5,448	4,624
Accruing troubled-debt restructured loans prior to adoption of ASU 2022-02	1,645	1,846	1,973	1,990	1,997
Total non-performing loans	6,995	9,641	7,631	7,438	6,621
Other real estate owned	—	—	—	—	—
Total non-performing assets	**$ 6,995**	**$ 9,641**	**$ 7,631**	**$ 7,438**	**$ 6,621**
Loans 30-89 days past due:					
Residential real estate	$ 216	$ 400	$ 797	$ 1,290	$ 751
Commercial real estate	239	678	92	740	188
Commercial	578	539	537	2,007	2,260
Consumer and home equity	358	628	618	922	603
Total loans 30-89 days past due	**$ 1,391**	**$ 2,245**	**$ 2,044**	**$ 4,959**	**$ 3,802**
ACL on loans at the beginning of the period	$ 36,935	$ 36,935	$ 36,935	$ 36,922	$ 36,922
(Credit) provision for loan losses	(693)	(976)	(1,164)	1,174	288
Charge-offs:					
Residential real estate	—	—	—	18	18
Commercial real estate	—	—	—	58	58
Commercial	1,157	763	309	1,560	1,101
Consumer and home equity	83	55	36	91	63
Total charge-offs	1,240	818	345	1,727	1,240
Total recoveries	(412)	(271)	(187)	(566)	(437)
Net charge-offs	828	547	158	1,161	803
ACL on loans at the end of the period	**$ 35,414**	**$ 35,412**	**$ 35,613**	**$ 36,935**	**$ 36,407**
Components of ACL:					
ACL on loans	$ 35,414	$ 35,412	$ 35,613	$ 36,935	$ 36,407
ACL on off-balance sheet credit exposures[(1)]	2,743	2,787	2,325	2,353	2,670
ACL, end of period	**$ 38,157**	**$ 38,199**	**$ 37,938**	**$ 39,288**	**$ 39,077**
Ratios:					
Non-performing loans to total loans	0.17 %	0.23 %	0.19 %	0.18 %	0.16 %
Non-performing assets to total assets	0.12 %	0.17 %	0.13 %	0.13 %	0.11 %
ACL on loans to total loans	0.86 %	0.86 %	0.86 %	0.90 %	0.90 %
Net charge-offs to average loans (annualized):					
Quarter-to-date	0.03 %	0.04 %	0.02 %	0.04 %	0.01 %
Year-to-date	0.03 %	0.03 %	0.02 %	0.03 %	0.03 %
ACL on loans to non-performing loans	506.28 %	367.31 %	466.69 %	496.57 %	549.87 %
Loans 30-89 days past due to total loans	0.03 %	0.05 %	0.05 %	0.12 %	0.09 %

(1) Presented within accrued interest and other liabilities on the consolidated statements of condition.

Reconciliation of non-GAAP to GAAP Financial Measures
(unaudited)

Core Net Income; Core Diluted Earnings per Share; Core Return on Average Assets; and Core Return on Average Equity:

(In thousands, except number of shares, per share data and ratios)	For the Three Months Ended September 30, 2024	For the Three Months Ended June 30, 2024	For the Three Months Ended September 30, 2023	For the Nine Months Ended September 30, 2024	For the Nine Months Ended September 30, 2023
Core Net Income:					
Net income, as presented	$ 13,073	$ 11,993	$ 9,787	$ 38,338	$ 34,903
Adjustment for net loss on sale of securities	—	—	5,335	—	5,335
Adjustment for Signature Bank bond (recovery) write-off	—	—	—	(910)	1,838
Adjustment for merger and acquisition costs	727	—	—	727	—
Tax impact of above adjustments[(1)]	(153)	—	(1,120)	38	(1,506)
Core net income	$ 13,647	$ 11,993	$ 14,002	$ 38,193	$ 40,570
Core Diluted Earnings per Share:					
Diluted earnings per share, as presented	$ 0.90	$ 0.81	$ 0.67	$ 2.62	$ 2.39
Adjustment for net loss on sale of securities	—	—	0.37	—	0.37
Adjustment for Signature Bank bond (recovery) write-off	—	—	—	(0.06)	0.13
Adjustment for merger and acquisition costs	0.05	—	—	0.05	—
Tax impact of above adjustments[(1)]	(0.01)	—	(0.08)	—	(0.12)
Core diluted earnings per share	$ 0.94	$ 0.81	$ 0.96	$ 2.61	$ 2.77
Core Return on Average Assets:					
Return on average assets, as presented	0.91 %	0.84 %	0.68 %	0.89 %	0.82 %
Adjustment for net loss on sale of securities	— %	— %	0.37 %	— %	0.13 %
Adjustment for Signature Bank bond (recovery) write-off	— %	— %	— %	(0.02)%	0.04 %
Adjustment for merger and acquisition costs	0.05 %	— %	— %	0.02 %	— %
Tax impact of above adjustments[(1)]	(0.01)%	— %	(0.08)%	— %	(0.04)%
Core return on average assets	0.95 %	0.84 %	0.97 %	0.89 %	0.95 %
Core Return on Average Equity:					
Return on average equity, as presented	10.04 %	9.60 %	8.25 %	10.13 %	10.00 %
Adjustment for net loss on sale of securities	— %	— %	4.50 %	— %	1.53 %
Adjustment for Signature Bank bond (recovery) write-off	— %	— %	— %	(0.24)%	0.53 %
Adjustment for merger and acquisition costs	0.56 %	— %	— %	0.19 %	— %
Tax impact of above adjustments[(1)]	(0.12)%	— %	(0.95)%	0.01 %	(0.43)%
Core return on average equity	10.48 %	9.60 %	11.80 %	10.09 %	11.63 %

(1) Assumed a 21% tax rate.

Pre-Tax, Pre-Provision Income:

(In thousands)	For the Three Months Ended September 30, 2024	For the Three Months Ended June 30, 2024	For the Three Months Ended September 30, 2023	For the Nine Months Ended September 30, 2024	For the Nine Months Ended September 30, 2023
Net income, as presented	$ 13,073	$ 11,993	$ 9,787	$ 38,338	$ 34,903
Adjustment for provision (credit) for credit losses	239	650	(574)	(1,213)	1,531
Adjustment for income tax expense	2,781	2,876	2,236	8,720	8,653
Pre-tax, pre-provision income	$ 16,093	$ 15,519	$ 11,449	$ 45,845	$ 45,087

Efficiency Ratio:

(Dollars in thousands)	For the Three Months Ended September 30, 2024	For the Three Months Ended June 30, 2024	For the Three Months Ended September 30, 2023	For the Nine Months Ended September 30, 2024	For the Nine Months Ended September 30, 2023
Non-interest expense, as presented	$ 28,900	$ 27,310	$ 26,207	$ 83,572	$ 79,515
Adjustment for merger and acquisition costs	727	—	—	727	—
Adjusted non-interest expense	$ 28,173	$ 27,310	$ 26,207	$ 82,845	$ 79,515
Net interest income, as presented	$ 33,587	$ 32,184	$ 32,584	$ 97,044	$ 99,554
Adjustment for the effect of tax-exempt income[(1)]	165	159	237	475	701
Non-interest income, as presented	11,406	10,645	5,072	32,373	25,048
Adjustment for net loss on sale of securities	—	—	5,335	—	5,335
Core net interest income plus non-interest income	$ 45,158	$ 42,988	$ 43,228	$ 129,892	$ 130,638
GAAP efficiency ratio	64.23 %	63.77 %	69.60 %	64.58 %	63.82 %
Non-GAAP efficiency ratio	62.39 %	63.53 %	60.63 %	63.78 %	60.87 %

(1) Assumed a 21% tax rate.

Return on Average Tangible Equity and Core Return on Average Tangible Equity:

(Dollars in thousands)	For the Three Months Ended September 30, 2024	For the Three Months Ended June 30, 2024	For the Three Months Ended September 30, 2023	For the Nine Months Ended September 30, 2024	For the Nine Months Ended September 30, 2023
Return on Average Tangible Equity:					
Net income, as presented	$ 13,073	$ 11,993	$ 9,787	$ 38,338	$ 34,903
Adjustment for amortization of core deposit intangible assets	139	139	148	417	444
Tax impact of above adjustment[(1)]	(29)	(29)	(31)	(88)	(93)
Net income, adjusted for amortization of core deposit intangible assets	$ 13,183	$ 12,103	$ 9,904	$ 38,667	$ 35,254
Average equity, as presented	$ 518,222	$ 502,480	$ 470,750	$ 505,452	$ 466,563
Adjustment for average goodwill and core deposit intangible assets	(95,319)	(95,458)	(95,888)	(95,460)	(96,037)
Average tangible equity	$ 422,903	$ 407,022	$ 374,862	$ 409,992	$ 370,526
Return on average equity	10.04 %	9.60 %	8.25 %	10.13 %	10.00 %
Return on average tangible equity	12.40 %	11.96 %	10.48 %	12.60 %	12.72 %
Core Return on Average Tangible Equity:					
Core net income (see "Core Net Income" table above)	$ 13,647	$ 11,993	$ 14,002	$ 38,193	$ 40,570
Adjustment for amortization of core deposit intangible assets	139	139	148	417	444
Tax impact of above adjustment[(1)]	(29)	(29)	(31)	(88)	(93)
Core net income, adjusted for amortization of core deposit intangible assets	$ 13,757	$ 12,103	$ 14,119	$ 38,522	$ 40,921
Core return on average tangible equity	12.94 %	11.96 %	14.94 %	12.55 %	14.77 %

(1) Assumed a 21% tax rate.

Tangible Book Value Per Share and Tangible Common Equity Ratio:

(In thousands, except number of shares, per share data and ratios)	September 30, 2024	June 30, 2024	September 30, 2023
Tangible Book Value Per Share:			
Shareholders' equity, as presented	$ 529,900	$ 508,286	$ 463,298
Adjustment for goodwill and core deposit intangible assets	(95,251)	(95,390)	(95,816)
Tangible shareholders' equity	$ 434,649	$ 412,896	$ 367,482
Shares outstanding at period end	14,577,218	14,569,262	14,558,137
Book value per share	$ 36.35	$ 34.89	$ 31.82
Tangible book value per share	29.82	28.34	25.24
Tangible Common Equity Ratio:			
Total assets	$ 5,745,180	$ 5,724,380	$ 5,779,675
Adjustment for goodwill and core deposit intangible assets	(95,251)	(95,390)	(95,816)
Tangible assets	$ 5,649,929	$ 5,628,990	$ 5,683,859
Common equity ratio	9.22 %	8.88 %	8.02 %
Tangible common equity ratio	7.69 %	7.34 %	6.47 %

Core Deposits:

(In thousands)	September 30, 2024	June 30, 2024	September 30, 2023
Total deposits	$ 4,575,226	$ 4,514,020	$ 4,678,406
Adjustment for certificates of deposit	(553,481)	(576,563)	(552,111)
Adjustment for brokered deposits	(168,674)	(150,828)	(133,885)
Core deposits	$ 3,853,071	$ 3,786,629	$ 3,992,410

Average Core Deposits:

	For the Three Months Ended			For the Nine Months Ended	
(In thousands)	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Total average deposits, as presented[(1)]	$ 4,379,935	$ 4,349,135	$ 4,483,614	$ 4,366,635	$ 4,476,668
Adjustment for average certificates of deposit	(565,063)	(583,282)	(497,301)	(577,007)	(409,909)
Average core deposits	$ 3,814,872	$ 3,765,853	$ 3,986,313	$ 3,789,628	$ 4,066,759

(1) Brokered deposits are excluded from total average deposits, as presented on the Average Balance, Interest and Yield/Rate analysis table.